Darren C. Skinner Darren.Skinner@aporter.com +1 202.942.5636 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

March 16, 2012

CORRESPONDENCE FILED

VIA EDGAR TRANSMISSION

James E. O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Corporate Capital Trust, Inc.
Preliminary Proxy Statement Filed Pursuant to Section 14(a)
of the Securities Exchange Act of 1934
SEC File No. 814-00827

Dear Mr. O’Connor:

On behalf of our client, Corporate Capital Trust, Inc. (the “Fund”), we are responding to the comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 12, 2012 regarding the Fund’s preliminary proxy statement filed with the Commission on March 2, 2012 (the “Proxy Statement”). In response to the Staff’s comments, the Fund will make the revisions described below in its definitive proxy statement to be filed pursuant to Rule 14a-6 adopted under the Section 14(a) of the Securities Exchange Act of 1934.

To facilitate the Staff’s review, each of the Staff’s comments is set forth in bold, followed by the Fund’s response. Terms used herein and otherwise not defined in this response have the meanings set forth in the Proxy Statement.

James E. O’Connor, Esq.

March 16, 2012

1.	Under Rule 452’s exception to the investment company exemption, non-contested elections of directors remain a non-routine proposal in the case of BDCs — so broker discretionary voting is not permitted.

Response to Comment 1:

The Fund acknowledges and agrees that the proposal in the Proxy Statement regarding the election of the director nominee is a non-routine matter with respect to which broker discretionary voting is not permitted. The Fund believes, and respectfully assert to the Staff, that the existing disclosure on page 1 of the Proxy Statement under the section captioned “Vote Required” that “Shares represented by broker non-votes are not considered entitled to vote and thus are not counted for purposes of determining whether the proposal has been approved” adequately conveys this information to the Fund’s shareholders.

2.	This statement is confusing. Auditor ratification is a routine proposal under Rule 452, so broker discretionary voting is permitted. As a definitional matter, there will be no broker non-votes on this proposal. But the broker discretionary voting permitted on this proposal will create broker non-votes on the other two proposals to be voted on. The result will be that a quorum will be easier to achieve, but if a ‘40 Act majority were required on any non-routine proposals (which is not the case in this proxy) an affirmative vote would be harder to achieve.

Response to Comment 2:

The Fund understands that this comment refers to the following disclosure on page 2 of the Proxy Statement pertaining to the proposal for auditor ratification:

“Because brokers will have discretionary authority to vote for the ratification of the appointment of the Company’s independent registered public accounting firm in the event that they do not receive voting instructions from the beneficial owner of the Shares, there should not be any broker non-votes with respect to this proposal.”

To clarify this statement and avoid any potential confusion on the part of shareholders, the Fund has modified this sentence in the definitive proxy statement by changing the words “. . . there should not be any broker non-votes . . .” to instead read “. . . there will not be any broker non-votes.”

James E. O’Connor, Esq.

March 16, 2012

3.	Amending the articles of incorporation is a non-routine matter, so there is no discretionary voting on this item. If the Fund required a ‘40 Act majority to amend them, it should use the Main Street No-Action letter to eliminate the ratification of auditors (the only routine proposal) and, thus, avoid the presence of broker non-votes at the meeting. In this case, however, because a majority of all votes issued is required, the fund would not benefit from eliminating the auditor ratification provision and it will probably have to use solicitors to obtain the required votes anyway.

Response to Comment 3:

The Fund acknowledges and agrees that the proposal in the Proxy Statement regarding amending the articles of incorporation is a non-routine matter with respect to which broker discretionary voting is not permitted. The Fund further acknowledges and confirms that, pursuant to applicable provisions of the Fund’s articles of incorporation and Maryland General Corporation Law, the affirmative vote by the holders of a majority of the votes of all issued and outstanding shares of the Company’s common stock as of the stated record date is necessary for approval of this proposal. The Fund believes that the existing disclosure on page 2 of the Proxy Statement under the section captioned “Vote Required,” including the disclosure therein that “Shares represented by broker non-votes are not considered entitled to vote and thus are not counted for purposes of determining whether the proposal has been approved,” adequately conveys this information to the Fund’s shareholders.

4.	Disclose any legal proceedings against the nominee going back 10 years.

Response to Comment 4:

The Fund confirms that to the best of its knowledge there are no such legal proceedings.

James E. O’Connor, Esq.

March 16, 2012

5.	Please clarify whether the board has a formal diversity policy.

Response to Comment 5:

In response to the Staff’s comment, the Fund has added the following as a new final sentence to the last paragraph of the section of the Proxy Statement captioned “Information about the Board, Director Nominee and Executive Officers”: “Although the Board does not have any formal policy regarding the amount of diversity needed on the Board, diversity is one of the factors considered by the Board in assessing the composition of the Board.”

6.	Confirm to us that all other directorships held by the directors during the past five years are disclosed in this column.

Response to Comment 6:

The Fund confirms that the relevant column in the tabular biographical disclosure on page 6 of the Proxy Statement identifies any public company and registered investment company directorships held by the Fund’s directors during past five years. To clarify this, the Fund has changed the heading of the last column in the table from “Other Directorships Held by Director” to instead read “Other Directorships Held by Director During Past Five Years”.

7.	What are the specific characteristics or circumstances of the Fund that make the leadership structure appropriate?

Response to Comment 7:

In response to this comment, the Fund has entirely replaced the last paragraph in the “Proposal 1: Election of Director — Risk Oversight and Board Structure — Board Leadership Structure” section of the Proxy Statement with the following disclosure:

The Board believes that its leadership structure — a chair of the Board who is separate from the Company’s chief executive officer, a lead independent director, and committees led by independent directors — is the optimal structure for the Company at this time because it allows the Company’s directors to exercise informed and independent judgment, and allocates areas of responsibility among committees of independent directors and the full Board in a

James E. O’Connor, Esq.

March 16, 2012

manner that enhances effective oversight. The Board is of the opinion that having a majority of independent directors is appropriate and in the best interest of the Company’s shareholders, but also believes that having two interested persons serve as directors brings both corporate and financial viewpoints that are significant elements in its decision-making process. The Board will review its leadership structure periodically as part of its annual self-assessment process and may make changes to it at any time, including in response to changes in the characteristics or circumstances of the Company.

8.	By definition there cannot be broker non-votes on this proposal because this is a routine proposal and broker discretionary voting is permitted on routine proposals under Rule 452.

Response to Comment 8:

In response to this comment, the Fund respectfully refers the Staff to the Fund’s response to Comment 2 above. In conformity with that response, the Fund has changed the words “. . . there should not be any broker non-votes . . .” on page 15 of the Proxy Statement to instead read “. . . there will not be any broker non-votes.”

*  *  *

The Fund hereby acknowledges that:

•

the Fund is fully responsible for the adequacy and accuracy of the disclosure in the filing, and a Commission approval of the Fund’s preliminary proxy statement will not relieve the Fund of such responsibility;

•

neither Staff comments, changes to disclosure in response to Staff comments, nor any Commission approval of the Fund’s preliminary proxy statement, forecloses the Commission from taking any action with respect to the filing; and

James E. O’Connor, Esq.

March 16, 2012

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 942-5636, or, in my absence, Richard E. Baltz at (202) 942-5124, with any questions or comments you may have regarding this letter or the definitive proxy statement.

Sincerely,

/s/ Darren C. Skinner